SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Beginning of the Succession Process Rio de Janeiro, May 6, 2026 - AXIA Energia S.A. (“Company” or “AXIA Energia”) hereby announces that its Board of Directors, in a meeting held today, approved the beginning of the Company’s succession process. This process involves a structured set of initiatives and the evolution of its organizational model, considering the end of the term the current CEO, Ivan de Souza Monteiro, on April 30, 2027, as well as the provisions set forth in Article 42, Paragraph 3 of AXIA Energia’s Bylaws. In this context, the Board of Directors has approved the following additional measures, effective as of June 1, 2026: 1. Creation of an Executive Vice Presidency, on a temporary basis until April 2027, reporting directly to the Company’s CEO, Ivan de Souza Monteiro. This position will be held by Élio Wolff, currently Vice President of Strategy and Business Development; 2. The Vice Presidencies of Engineering and Projects; Commercialization and Energy Solutions; Technology and Innovation; Operations and Safety; Learning, People and Services; and Regulation, Institutional and Market will report, during the transition period, to the new Executive Vice Presidency; 3. The Vice Presidencies of Governance and Sustainability; Finance and Investor Relations; and Legal will continue to report directly to the Chief Executive Officer; 4. All Vice Presidencies will revert to directly reporting to the CEO on May 1, 2027, marking the end of the transition period; and 5. The Vice Presidency of Strategy and Business Development will be dissolved as of June 1, 2026, and its current responsibilities will be allocated between the Vice Presidencies of Finance and Investor Relations and Learning, People and Services. The beginning of AXIA Energia’s succession process reaffirms the Company’s commitment to maintaining its long-term strategy, strengthening its corporate governance, preserving discipline in capital allocation, and ensuring consistent and reliable operations of its assets. The initiatives approved by the Board of Directors are part of a structured succession and leadership development process, conducted with the support of specialized consulting firm. In addition to ensuring an organized, predictable, and responsible transition, this process enhances succession readiness, strengthens the leadership pipeline, and preserves the Company’s critical capabilities. The Board of Directors will closely and continuously monitor the implementation of the approved initiatives. The Company will keep the market informed of any relevant developments, in accordance with applicable regulations. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.